03032007

03 SEP 12 AM 7:21

GROUPE CLARINS

September 11, 2003

SUPPL 82-2960

2003 FIRST HALF RESULTS

NET PROFIT EXCLUDING COUTURE UP 38.8% AT CONSTANT EXHANGE RATES

Consolidated Financial Highlights	2003 First half	2002 First half proforma (3)	Change (1)	Like-for-like change (2)	2002 First half actual
	In € Million	In € Million	%	%	In € Million
Net Sales	417.9	425.7	-1.8	+6.7	442.0
Operating Profit	44.0	38.3	+14.8	+38.9	29.3
Net Profit excl. Couture	27.3	26.9	+1.6	+38.8	N/A
Consolidated Net Profit	(7.1)	19.2	N/S	N/S	19.2

In the first half of 2003, Group Clarins turned in a very satisfying commercial and financial performance that translated into new market share gains and improving results.
Organic sales for the Cosmetics activity were up 6.7%(2), an increase that is particularly remarkable considering that it was achieved in a difficult economic environment marked by stagnating consumption, the Iraq war and SARS.
The **operating profit** grew 38.9%(2), buoyed by sustained sales, controlled manufacturing costs and a good weighting of selling expenses. **After accounting for currency fluctuations**, operating profit came to €44.0 million(1), an increase of 14.8%(1). The operating margin improved to 10.5%(1) compared with 9% in the first half of 2002. Adjusted for currency effects, it would have been 11.7%(2).

On June 30, 2003 the Group formally ratified **the discontinuation of Thierry Mugler Couture operations** at its level. The total after-tax cost of the discontinuation, including the net loss for the period, amounts to €34.4 million. Its impact on the Group's cash situation is estimated at €27.2 million.
Due to this extraordinary restructuring charge, which has definitely eliminated a source of major recurring losses, the Group's net result is €-7.1 million. For the full-year 2003, it will record a profit.

In 2003, Group sales, now comprising only Cosmetics, should climb at least 5% at constant exchange rates. Management maintains its forecast to raise operating margin for the full-year.

As announced at the AGM, on 29 October, Group Clarins will make its **fourteenth bonus share issue**, granting one new share for nine old ones.

(1) At average exchange rates
(2) At constant exchange rates
(3) The proforma figures only include the financial data of the Cosmetics activity up to the Net Profit excl. Couture lin

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

GROUPE CLARINS
CLARINS, AZZARO, THIERRY MUGLER

Investor Relations Department
Tel.: (33) 1 46 41 41 25 – Fax: (33) 1 47 38 16 87 – E-mail: financials@clarins.net
Websites: www.clarins-finance.com and/or www.clarins.com

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